Exhibit 99.2
AMICAS TO ACQUIRE EMAGEON
FREQUENTLY ASKED QUESTIONS
FROM EMAGEON EMPLOYEES

1.	Why is AMICAS seeking to acquire Emageon?

AMICAS believes that Emageon is an organization with a mission and set of goals very similar to those of AMICAS. While we have pursued the market with different strategies than AMICAS, we believe that our strategies and businesses are highly complementary. We believe that the market needs and wants a strong independent player (someone that offers an alternative to the “big iron” and older HIS players) that focuses on the specific needs associated with image and information management in healthcare, and that by bringing the two businesses together we can create an independent leader in image and information management with over 1,000 customers.

The combined businesses will bring together a strong group of employees, customers, and solutions in image and information management — including radiology PACS, radiology information systems, cardiology PACS, cardiovascular information systems, referring physician tools, business intelligence tools, enterprise content management systems, and revenue cycle management systems.

Highlights regarding the combined business:
•	The combined business will have over 1,000 customers.

•	The combined business will span the entire continuum of imaging customers — from large radiology practices, like Radiology Limited (Tucson, AZ), all the way to prestigious institutions such as The Johns Hopkins Hospital (Baltimore, MD).

•	The combined business will have a comprehensive portfolio of image and information management solutions for both radiology and cardiology along with industry leading enterprise content management capabilities.
2.	What does this mean for me as an existing Emageon employee?

If the merger is completed, the employees of the combined business will benefit from a organization that has greater scale — this means expanded capabilities and experience for development, professional services, and customer support.
3.	I noticed the press release said the acquisition was “expected to close in the second quarter of 2009”. What does this mean?

Under the merger agreement between Emageon and AMICAS, the proposed transaction has two parts — a tender offer for the outstanding shares of Emageon, followed by a meger of Emageon with and into a subsidiary of AMICAS. There are a number of steps to be taken and conditions that must be satisfied in order to complete the transaction, including making certain filings with the Securities and Exchange Commission. So far, the transaction has been approved by the boards of directors at both companies, and the merger agreement (which sets forth all of the major legal and business terms of the transaction) has been signed.

We’re confident that we will be able to complete the steps required to consummate the transaction, and we are pushing to bring the businesses together as quickly as possible.
4.	How will Emageon fit within AMICAS?

AMICAS has informed us that it will move quickly to bring Emageon and AMICAS together. They have also informed us that there won’t be an “Emageon” division of AMICAS, but instead the businesses will be operated as one. The acquisition is a fairly significant acquisition for a business of AMICAS’ size, and the integration of the two businesses will take time and a lot of hard work. AMICAS has informed us that it expects the integration to be substantially complete in the few weeks following the closing and fully complete within 180 days.
5.	How much product overlap is there between the companies? Which products are we going to continue using going forward?

There is remarkably little product overlap between the companies. The core products at AMICAS include radiology PACS, radiology information systems, revenue cycle management solutions, referring physician solutions, and business intelligence solutions. The core products at Emageon include radiology PACS, cardiology PACS, cardiovascular information systems, and enterprise content management systems. The only product overlap is with radiology PACS — the other solutions are already highly complementary to one another.

We anticipate that the radiology PACS solutions from both AMICAS and Emageon will continue to be sold, deployed, supported, and maintained after the closing.
6.	How does this impact what I am doing today and the initiatives that I am working on at this time?

Right now, it is “business as usual” at Emageon. Our people, business processes, products, and customers all remain the same. In fact, it is critical that we continue to execute towards milestones in all of our respective areas — including sales, support, and new product development.
7.	Important Additional Information:

This list of frequently asked questions (this “FAQ”) is neither an offer to purchase nor a solicitation of an offer to sell shares of Emageon. The tender offer for shares of Emageon’s stock described in this FAQ has not yet been commenced.

At the time the tender offer is commenced, a subsidiary of AMICAS intends to file with the SEC and mail to Emageon’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Emageon intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about AMICAS, Emageon, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by AMICAS and Emageon through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of AMICAS or Emageon.